Exhibit 99.1

MESOBLAST TO PRESENT POSITIVE CLINICAL OUTCOMES USING REMESTEMCEL-L IN PATIENTS WITH INFLAMMATORY LUNG DISEASE AT 2020 INTERNATIONAL SOCIETY OF CELL AND GENE THERAPY ANNUAL MEETING

Melbourne, Australia; Friday April 17, 2020 and New York, USA; April 16, 2020: Mesoblast Limited (ASX:MSB; Nasdaq: MESO) today announced that results using its allogeneic mesenchymal stem cell product candidate remestemcel-L in patients with inflammatory lung disease have been selected for oral presentation at the 2020 International Society of Cell and Gene Therapy (ISCT) annual meeting being held May 28-29, 2020. The virtual presentation is entitled ‘Mesenchymal Stem Cell Therapy Improves Pulmonary Function and Exercise Tolerance in Patients with Chronic Obstructive Pulmonary Disease (COPD) and High Baseline Inflammation’.

The post-hoc analysis from a randomized, placebo-controlled 60-patient Phase 2 trial in patients with COPD showed that remestemcel-L significantly improved respiratory and functional clinical outcomes in patients with elevated levels of the inflammatory biomarker C-reactive protein (CRP). Significantly elevated CRP levels are also observed in patients with various acute lung diseases, including acute respiratory distress syndrome (ARDS), a life-threatening complication of COVID-19.

These data formed part of the clinical justification in support of Mesoblast’s submission to the United States Food and Drug Administration (FDA) for an Investigational New Drug (IND) application evaluating remestemcel-L in the treatment of patients with COVID-19 ARDS. Under this IND, the FDA cleared Mesoblast to proceed with the expanded access compassionate use program and a randomized controlled trial in patients with moderate to severe ARDS from COVID 19.

Mesoblast Chief Medical Officer Dr Fred Grossman said: “We are very encouraged by the positive clinical outcomes seen with intravenous infusions of remestemcel-L in patients with chronic inflammatory lung disease. These outcomes, together with results of remestemcel-L in patients with acute graft versus host disease, another condition associated with excessive cytokine release, have provided the strong rationale for the evaluation of remestemcel-L in patients with acute inflammatory conditions, including COVID-19 ARDS.”

About Mesoblast

Mesoblast Limited (ASX: MSB; Nasdaq: MESO) is a world leader in developing allogeneic (off-the-shelf) cellular medicines. The Company has leveraged its proprietary mesenchymal lineage cell therapy technology platform to establish a broad portfolio of commercial products and late-stage product candidates. Mesoblast’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide.

Mesoblast’s Biologics License Application to seek approval of its product candidate RYONCIL™ (remestemcel-L) for steroid-refractory acute graft versus host disease (acute GVHD) has been accepted for priority review by the United States Food and Drug Administration (FDA). Remestemcel-L is also being developed for other rare diseases. Mesoblast is completing Phase 3 trials for its product candidates for advanced heart failure and chronic low back pain. If approved, RYONCIL is expected to be launched in the United States in 2020 for pediatric steroid-refractory acute GVHD. Two products have been commercialized in Japan and Europe by Mesoblast’s licensees, and the Company has established commercial partnerships in Europe and China for certain Phase 3 assets.

Mesoblast has a strong and extensive global intellectual property (IP) portfolio with protection extending through to at least 2040 in all major markets. This IP position is expected to provide the Company with substantial commercial advantages as it develops its product candidates for these conditions.

Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast

Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Road #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176

We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements include, but are not limited to, statements about the initiation, timing, progress and results of Mesoblast and its collaborators’ clinical studies; Mesoblast and its collaborators’ ability to advance product candidates into, enroll and successfully complete, clinical studies; the timing or likelihood of regulatory filings and approvals; and the pricing and reimbursement of Mesoblast’s product candidates, if approved; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Release authorized by the Chief Executive.

For further information, please contact:

Media Julie Meldrum T: +61 3 9639 6036 E:julie.meldrum@mesoblast.com	Kristen Bothwell T: +1 917 613 5434 E:kbothwell@rubenstein.com
Investors Schond Greenway +212 880 2060 E: schond.greenway@mesoblast.com	Paul Hughes T: +61 3 9639 6036 E: paul.hughes@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Road #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176